Exhibit 99.1

Scinai Immunotherapeutics Announces Receipt of a Letter of Intent from the
European Investment Bank Providing Specific Terms for Conversion of its
Loan to Equity.

Jerusalem, June 13th, 2024 – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (the “Company”), a biotechnology company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced that it has received a non-binding Letter of Intent (“LoI”) from the European Investment Bank (the “EIB”). This LoI outlines specific indicative terms for converting the EIB’s loan into equity in the form of prefunded warrants, which are exercisable into American Depositary Shares (“ADSs”) representing 19.5% of the fully diluted capital of the Company at the time of closing, along with a capped variable return primarily in the form of a royalty on the Company’s revenues. It is important to note that the number of warrants would be fixed and without anti-dilution rights. The amount of the loan that would be converted is approximately $27.6 million, and based on an initial, unaudited financial analysis, the Company believes that this loan to equity conversion would immediately eliminate the shareholders’ deficit of $4.5 million and create an estimated shareholders equity surplus of approximately USD$14.5 million. The Company retained Deloitte to prepare a white paper analyzing the accounting impact of the loan to equity conversion. The accounting analysis is expected to be reflected in the Company’s Q3 2024 financial reports. Additional details of the proposed terms are described below. The Company believes that these terms are very favorable to the Company and its shareholders, and that the substantial reduction in its long-term liabilities should improve its standing in the financial community.

As previously announced, the Company has received a Nasdaq Staff determination letter regarding noncompliance with the minimum shareholders’ equity required for continued listing (under Listing Rule 5550(b)(1) or the “Rule”) and that as part of the hearing previously requested with the Nasdaq Hearings Panel (the ‘Hearings Panel”) it would present its plan to regain and remain compliant with the Rule (the “Plan”) The Company believes that the substantial reduction in long-term liabilities should not only enable it to regain compliance with the Rule but also would allow it to remain compliant for the next 12 months. The Company intends to present its Plan during its upcoming meeting with the Hearings Panel planned for June 18, 2024.

The implementation of the restructuring terms set out in the LoI is subject to obtaining formal approval from the appropriate governing bodies of the EIB, including any revised terms of the Finance Contract. The implementation of these revised terms, once approved, also remains subject to reaching an agreement on the amendment of the Finance Contract and any other relevant legal documentation, and the fulfilment of any conditions precedent, all to the EIB's satisfaction. There is no guarantee that the parties will execute any final documents revising the Finance Contract, and if executed, that the final revised terms will reflect the terms described herein.

The main terms of the Amended Finance Contract will include the following points:

1)	Amend the outstanding principal amount to equal EUR 250,000 (approximately $USD270,000), which would have a maturity of December 31, 2031. No interest would accrue or be due and payable on the new outstanding principal amount.

2)	The remaining then-outstanding principal amount and any accrued interests at the time of the restructuring will be converted into prefunded warrants exercisable into ADS representing in the aggregate 19.5% of total issued capital of the Company on a fully diluted basis at the closing of the restructuring. The number of prefunded warrants would be fixed at the time of closing, and no anti-dilution rights would attach to the warrants.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

3)	Reduce the amount of net proceeds of all equity raises payable to the EIB from 10% to 5%.

4)	Apply a cap of EURO 70 million (approximately USD$75.6 million) to the 3% royalties (which the Company is already committed to paying under the current financial contract) once the annual revenue threshold reaches EUR 5 million (approximately USD$5.4 million).

5)	Allow the Company to reach the EURO 70 million cap through (i) proceeds from equity raises (as described above), (ii) royalty payments (as described above), and (iii) any buybacks of warrants, at the Company’s discretion, at an imputed valuation of $125 million. The EIB would not have the right to put the warrants to the Company.

6)	The warrants that the EIB will receive will contain a standard “blocker” provision at 4.99% of the Company’s outstanding share capital

The Company will be working diligently in the coming month to obtain the formal and binding approval from the EIB’s senior management and to finalize all legal terms required for the official amendment of the Financial Contract underlying the current venture loan being converted to equity on terms specified above.

Scinai’s management and board of directors extend their appreciation and thanks to the EIB’s officers for their relentless support and is looking forward to completing this important financial contract restructuring, which Scinai expects will propel Scinai’s plans to develop novel therapeutics for the treatment of unmet needs within inflammation and immunology diseases space.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services to early stage biotech drug development programs. Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, execution of a definitive agreement providing for revised terms of the Finance Contract with EIB, the accounting impact of execution of such revised terms and the ability of the Company to regain and remain compliant with the continued listing standards of Nasdaq. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the Company will execute a definitive agreement with the EIB providing for revised terms of the Finance Contract with EIB; the risk that execution of such a definitive agreement will not resolve the deficiency notice of Nasdaq with respect to the Company’s shareholders’ equity; the risk that the Company will otherwise be unable to regain compliance and remain compliant with the continued listing requirements of Nasdaq; the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

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